FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of April 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Revised Forecast of Consolidated Financials for FY2018 (IFRS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: April 25, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

News Release

April 25, 2019

Revised Forecast of Consolidated Financials for FY2018 (IFRS)

Osaka, Japan, April 25, 2019 – Takeda Pharmaceutical Company Limited (“Takeda”) announced today its revised forecast for the full year consolidated financials for the fiscal year ended March 31, 2019.

Takeda completed the acquisition of Shire plc (“Shire”) on January 8, 2019, and it has been Takeda’s objective to disclose an updated forecast inclusive of the Shire acquisition. Additionally, Japanese Securities Listing Regulations by the Tokyo Stock Exchange require forecasts to be updated if revenue or earnings are expected to differ more than 10% and 30%, respectively, from previously disclosed forecasts. We are announcing our revised forecast today as the estimated financial impact of the Shire acquisition, including the valuation and the initial purchase price allocation, has been determined.

Financial Highlights:

•	Legacy Takeda management guidance and forecast is raised to significantly increase Revenue and profit due to the strong momentum of the base business and overall cost discipline.

•	We expect legacy Takeda Underlying Core Earnings margin to grow approximately 540 basis points which was previously projected at the higher end of the 100 to 200 basis points range.

•

Legacy Shire is expected to contribute approximately 309.0 billion yen to revenue and 49.0 billion Yen to profit before income tax. (Shire has been consolidated into Takeda’s results since January 8, 2019.)

•	The financial impact of the Purchase Price Allocation (PPA) from the Shire acquisition to Operating Profit is expected to be 182.0 billion yen. This non-cash cost, does not affect Core Earnings.

The revised forecast is based on information currently available to management and does not represent a promise nor a guarantee that these forecasts will be achieved. An announcement of Takeda’s full year consolidated financials for the fiscal year ending March 31, 2019 is scheduled on May 14, 2019.

1. Legacy Takeda Financials (April 1, 2018 – March 31, 2019. Incurred costs related to the acquisition of Shire are excluded.)

						(millions of yen)
	Revenue	Core Earnings NOTE	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Previous Forecast (A)*	1,750,000	330,000	280,000	265,000	206,000	262.85 yen
Revised Forecast (B)	1,788,000	393,000	412,000	357,000	—	—
Difference (B-A)	+38,000	+63,000	+132,000	+92,000	—	—
Change %	+2.2%	+19.1%	+47.1%	+34.7%	—	—

*	Announced on October 31, 2018

•

Revenue forecast has been increased to 1,788.0 billion yen due to improved performance of Takeda’s Growth Drivers including ENTYVIO and TAKECAB, combined with delays in the launch of an additional competitor to our multiple myeloma product VELCADE in the United States.

•

Operating Profit forecast has been increased by 132.0 billion yen from 280.0 billion yen to 412.0 billion yen. The improvement in Operating Profit margin is expected to be driven by continued strict cost discipline and Growth Driver momentum. As a result, we expect strong legacy Takeda performance to absorb all of the Shire acquisition-related costs incurred in the fiscal year ended March 31, 2019 of approximately 126.0 billion yen. Please refer to the next page (p. 3) regarding the Shire acquisition-related costs.

•

The increased forecast difference in Profit before income taxes of 92.0 billion yen is smaller compared to the increased forecast in Operating profit of 132.0 billion yen due to an impairment charge in the third quarter accounted for using the equity method that was not included in the previous forecast. Therefore, profit before income taxes is forecasted to be approximately 357.0 billion yen.

•	Core Earnings forecast is increased by 63.0 billion yen to 393.0 billion yen due to improved performance of Takeda’s Growth Drivers and cost discipline.

•

Net profit and basic earnings per share forecast will not be updated as the taxes are currently being calculated, and therefore the previously stated forecast is rescinded. We plan to discuss this at the earnings announcement on May 14, 2019.

2. Management Guidance – Underlying Growth NOTE of Legacy Takeda Business

	Previous Guidance* (growth %)	Revised Guidance (growth %)
Underlying Revenue	Low single digit	Mid single digit
Underlying Core Earnings	High teens	High thirties
Underlying Core EPS	Mid twenties	—

*	Announced on October 31, 2018.

Takeda revised its Management Guidance for the legacy Takeda business, for the fiscal year ended March 31, 2019, considering the strong expected performance. Takeda has upwardly revised its guidance for revenue and profits. In addition, we expect Underlying Core Earnings margin to grow approximately 540 basis points, which was previously projected at the higher end of the 100 to 200 basis points range.

3. Shire Acquisition Related Costs

				(millions of yen)
	Revenue	Core Earnings NOTE	Operating profit	Profit before income taxes
Revised Forecast	—	—	-85,000	-126,000

•

The updated forecast includes Takeda’s acquisition costs, integration costs, debt interest and other financial expenses as well as Shire’s acquisition-related costs. Total costs incurred by Takeda and Shire related to the Shire acquisition is expected to be approximately 126.0 billion yen comprised of 85.0 billion yen of operating cost and 41.0 billion yen of financial expense.

4. Legacy Shire Financials (Incurred costs related to the acquisition of Shire are excluded)

				(millions of yen)
	Revenue	Core Earnings NOTE	Operating profit	Profit before income taxes
Revised Forecast	309,000	66,000	60,000	49,000

•

Legacy Shire is expected to add approximately 309.0 billion yen to revenue and 60.0 billion yen of Operating profit to the consolidated results. As part of the integration, legacy Shire group’s results are expected to be impacted by the application of Takeda’s distribution channel policies, and will have a one-time effect resulting in significantly lower days-on-hand of commercial product at wholesalers.

•	Legacy Shire is forecasted to contribute 66.0 billion yen in Core Earnings.

5. Financial Impact from Shire’s Preliminary Purchase Price Allocation

				(millions of yen)
	Revenue	Core Earnings NOTE	Operating profit	Profit before income taxes
Revised Forecast	—	—	-182,000	-186,000

•

We plan to record approximately 82.0 billion yen related to the fair value step up on the acquired inventory and approximately 99.0 billion yen of amortization for the acquired intangibles for the fiscal year ending March 31, 2019.

6. Revised Forecast for Full Year Consolidated Financials for the Fiscal Year Ending March 31, 2019 (April 1, 2018 – March 31, 2019. Incurred costs related to the acquisition of Shire are included.)

(millions of yen)

	Revenue	Core Earnings NOTE	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Previous Forecast (A)*	1,750,000	330,000	268,900	245,200	189,500	241.82 yen
Revised Forecast (B)	2,097,000	459,000	205,000	95,000	—	—
Difference (B-A)	+347,000	+129,000	-63,900	-150,200	—	—
Change %	+19.8%	+39.1%	-23.8%	-61.3%	—	—
Reference:
Consolidated Results for the Year Ending March 31, 2018 (C)	1,770,531	322,494	241,789	217,205	186,708	239.35 yen
Difference (B-C)	+326,469	+136,506	-36,789	-122,205	—	—
Change %	+18.4%	+42.3%	-15.2%	-56.3%	—	—

*	Announced on October 31, 2018, includes Shire acquisition-related costs incurred until the second quarter of FY2018.

NOTE

•

Core Earnings is a non-IFRS measure and it represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs.

•

Underlying Growth is a non-IFRS measure and it compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excluding the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations.

Contacts

Investor Relations Takashi Okubo, +81-(0)3-3278-2306 takeda.ir.contact@takeda.com	Media Relations Kazumi Kobayashi, +81 (0)3-3278-2095 kazumi.kobayashi@takeda.com

Important Notice

For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

Unless specified otherwise, no statement in this press release (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this press release should be interpreted to mean that earnings or earnings per share for Takeda for the current or future financial years would necessarily match or exceed the historical published earnings per share for Takeda.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/  or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this press release should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures

This press release includes certain non-IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), including Underlying Revenue, Core Earnings, Underlying Core Earnings, Core Net Profit, Underlying Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Operating Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2018/

Medical information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

###

FY2018 Revised Reported Forecast *1 Announced on October 31, 2018. *2 Shire acquisition related costs incurred by Takeda in the first half of FY2018: 19.8 Bn yen (profit before tax impact); acquisition costs 7.9 Bn yen (SG&A), integration costs 3.2 Bn yen (Other expense), and 8.8 Bn yen (financial expenses). *3 Full year FY2018 estimated Shire acquisition related costs that will be incurred by Takeda and Shire. *4 Forecast for Shire stand-alone financials (from January 8, 2019, to March 31, 2019) excluding acquisition related costs. *5 Number of shares used for EPS calculation: 781, 715, 088 shares (previous forecast), 961, 476, 993 shares (revised forecast). Raw Data Previous Forecast Revised Forecast Revised Forecast Revised Forecast (Bn yen) Takedastand-aloneexcl. Shirerelated costs Takedastand-alone(A) Change Shirerelated costs(B) Shirestand-alone(C) PPAimpact(D) ConsolidatedTotal(A)+(B)+(C)+(D) Change Revenue 1,750 1,788.259818802333 38.025981880233303 2.172913250299046 309.19818864029037 2,097.2240000000002 347.22400000000016 0.19841371428571439 1.7052052362487302E-4 COGS -,476.36149268175114 -,476.36149268175114 N/A -,101.59550248757094 -81.732950413999987 -,659.68999999999994 -,659.68999999999994 NA 5.4416677812696435E-5 Gross Profit 1,311.6644891984836 1,311.6644891984836 N/A 207.60268615271943 -81.732950413999987 1,437.5340000000001 1,437.5340000000001 NA 2.2493720280181151E-4 SG&A -,594.6706050090645 -,594.6706050090645 N/A -23.750429927131258 -98.537929556196104 -0.64022340999999972 -,717.59899999999993 -,717.59899999999993 NA -1.8790239187183033E-4 R&D -,320 -,323.71961332474933 -3.7196133247493322 -1.1623791639841664 -1.556324 -43.02247911578413 -,368.298 -48.298000000000002 0.15093125000000002 -4.1644053345635257E-4 Amortization of intangible assets -96 -95.438704325724714 0.56129567427528571 .58468299403675594 4.5073529140875297E-3 -99.240409408999994 -,194.67460638181009 -98.674606381810094 1.0278604831438551 -5.4001247917767614E-13 Impairment losses on intangible assets -12 -8.6970948137519475 3.3029051862480525 0.27524209885400436 -1.5350795746000003E-8 0 -8.6970948291027419 3.3029051708972581 -0.27524209757477153 0 Other income 108 161.22160706764262 53.221607067642623 0.49279265803372801 -1.358789251379299 159.863 51.863 0.48021296296296295 -1.8218373668332788E-4 Other expense -50 -38.582567938025647 11.417432061974353 0.22834864123948706 -59.644763716157414 -4.9318649446314167 -,103.15899999999999 -53.158999999999992 1.0631799999999998 -1.9659881448319538E-4 Operating profit 280 411.77751127698093 131.77751127698093 0.4706339688463605 -84.951517643288668 59.756130622291813 -,181.61358323299993 204.96899999999999 -75.031000000000006 -0.26796785714285715 -4.5897701579633576E-4 Profit before tax 265 357.38828879076948 92.388288790769479 0.34863505204063955 -,126.27836035128867 49.43116087874553 -,185.64513467099999 94.896000000000001 -,170.10399999999998 -0.64190188679245275 -4.5352773653917211E-5 Net profit 206 300.14499915355788 94.144999153557876 0.45701455899785376 -98.433808904961523 35.559367518659776 -,148.66329191199998 88.606999999999999 -,117.393 -0.56986893203883493 2.6585525614564176E-4 EPS (yen) 262.85000000000002 92.157171357297358 -,170.69282864270266 -0.64939253811186093 -92.157171357297358 Core Earnings 330 393.27350353666611 63.273503536666112 0.19173788950504883 66.04136252289436 459.31485605956038 129.31485605956038 0.39186320018048604 1.0000000088439265E-5 USD/JPY 110 110.68 0.68000000000000682 .6181818181818244 110.35 110.68 0.68000000000000682 .6181818181818244 EUR/JPY 130 128.79 -1.210000000000008 -0.93076923076923692 126.1 128.79 -1.210000000000008 -0.93076923076923692 Rounded Previous Forecast Revised Forecast Revised Forecast Revised Forecast (Bn yen) Takedastand-aloneexcl. Shirerelated costs Takedastand-alone(A) Change Shirerelated costs(B) Shirestand-alone(C) PPAimpact(D) ConsolidatedTotal(A)+(B)+(C)+(D) Change Revenue 1,750 1,788 38 2.1714285714285714 309 2,097 347 0.19828571428571429 0 COGS -,476 -,476 N/A -,102 -82 -,660 -,660 NA 0 Gross Profit 1,312 1,312 N/A 207 -82 1,437 1,437 NA 0 SG&A -,595 -,595 N/A -24 -99 -1 -,719 -,719 NA 0 R&D -,320 -,324 -4 -1.2500000000000001 -2 -43 -,369 -49 0.15312500000000001 0 Amortization of intangible assets -96 -95 1 1.0416666666666666 0 -99 -,194 -98 1.0208333333333333 0 Impairment losses on intangible assets -12 -9 3 0.25 0 0 -9 3 -0.25 0 Other income 108 161 53 0.49074074074074076 -1 160 52 0.48148148148148145 0 Other expense -50 -39 11 0.22 -60 -5 -,104 -54 1.08 0 Operating profit 280 411 131 0.46785714285714286 -86 59 -,182 202 -78 -0.27857142857142858 0 Profit before tax 265 357 92 0.3471698113207547 -,127 48 -,186 92 -,173 -0.65283018867924525 0 Net profit 206 300 94 0.4563106796116505 -98 36 -,149 89 -,117 -0.56796116504854366 0 EPS (yen) 262.85000000000002 92.565917487325677 -,170.28408251267433 -0.64783748340374481 -92.565917487325677 Core Earnings 330 393 63 0.19090909090909092 66 459 129 0.39090909090909093 0 USD/JPY 110 110.68 0.68000000000000682 .6181818181818244 110.35 110.68 0.68000000000000682 ..6181818181818244 EUR/JPY 130 128.79 -1.210000000000008 -0.93076923076923692 126.1 128.79 -1.210000000000008 -0.93076923076923692 Previous Forecast*1 Revised Forecast (Bn yen) Legacy Takedaincl. Shireacquisitionrelated costs*2(A) Legacy Takedaexcl. Shireacquisitionrelated costs*2(a) Legacy Takedaexcl. Shireacquisitionrelated costs(1) Change vs. (a) Shireacquisitionrelated costs*3(2) Legacy Shire*4(3) Purchase PriceAllocation impact(4) ConsolidatedTotal(1)+(2)+(3)+(4) Change vs. (A) Revenue 1,750 1,750 1,788 38 2.1714285714285714 309 2,097 347 0.19828571428571429 0 Gross Profit -82 -82 Amortization of intangible assets -96 -96 -95 1 1.0416666666666666 -99 -,194 -98 1.0208333333333333 0 Operating profit 268.89999999999998 280 412 132 0.47142857142857142 -85 60 -,182 205 -63.899999999999977 -0.23763480847898841 0 Financial income/expenses -41 -4 -45 Profit before tax 245.2 265 357 92 0.3471698113207547 -,126 49 -,186 95 -,150.19999999999999 -0.61256117455138659 -1 Net profit 189.5 206 N.A N.A N.A N.A N.A #VALUE! EPS (yen)*5 241.82 262.85000000000002 N.A #VALUE! Core Earnings 330 330 393 63 0.19090909090909092 66 459 129 0.39090909090909093 0 USD/JPY 110.68316666666665 110.34766666666667 961476993 EUR/JPY 128.79016666666666 126.10066666666667